Exhibit 21.1

Subsidiaries of Gaming and Leisure Properties, Inc. (a Pennsylvania corporation)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
BSL, LLC	Mississippi
CD Gaming Ventures, LLC	Ohio
GLP Capital, L.P.	Pennsylvania
GLP Capital Partners, LLC	Pennsylvania
GLP Holdings, Inc.	Pennsylvania
Louisiana Casino Cruises, Inc.	Louisiana
Penn Cecil Maryland, Inc.	Maryland
RY Newco, LLC	Louisiana
TGV Holdings, LLC	Delaware